June 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long

Re:	Univar Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-197085

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 3:00 p.m., Washington, D.C. time, on June 17, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,500 copies of the Company’s Preliminary Prospectus dated June 8, 2015 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the several underwriters, has and will, and has been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Several Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Isobel Van-Daesdonk
Name:	Isobel Van-Daesdonk
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Signature Page to Acceleration Request]